SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoi-dearo, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1 ’ 12 Earnings Results

I. Performance in Q1 2012 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 12	Q4 11	Q1 11	QoQ	YoY

Quarterly Results

Revenues	6,184	6,610	5,366	-6.4%	15.2%

Operating Income	-178	-145	-239	n/a	n/a

Income before Tax	-197	-133	-202	n/a	n/a

Net Income	-129	-6	-115	n/a	n/a

II. IR Event of Q1 2012 Earnings Results

1.	Provider of Information:	LG Display IR Team

2.	Participants:	Institutional investors, Securities analysts, etc.

3.	Purpose:	To present Q1 12 Earnings Results

4.	Date & Time:	4:00 p.m. (Korea Time) on April 24, 2012 in Korean

9:00 p.m. (Korea Time) on April 27, 2012 in English

5.	Venue & Method:	1) Earnings release conference:

- Auditorium, B1 floor, LG Twin Towers (East Tower), Yeoido

2) Global Conference call:

- Please refer to the IR homepage at www.lgdisplay.com

6.	Contact Information

1) Head of IR:

Heeyeon Kim, Head of IR, IR Division (82-2-3777-1620)

2) Main Contact for Disclosure-related Matters:

Brian Heo, Assistant Manager, IR Team (82-2-3777-0978)

Joonku Kang, Assistant Manager, IR Team (82-2-3777-1867)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 12 Earnings Results is accessible on IR homepage at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q1 12 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:	Press Release

LG DISPLAY REPORTS FIRST QUARTER 2012 RESULTS

SEOUL, Korea – 24 April 2012 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, reported today unaudited earnings results based on consolidated K-IFRS (Korean International Financial Reporting Standards) for the three-month period ending March 31, 2012.

•

Sales in the first quarter of 2012 decreased by 6% to KRW 6,184 billion from KRW 6,610 billion in the fourth quarter of 2011, and increased by 15% compared with KRW 5,366 billion in the first quarter of 2011.

•

Operating loss in the first quarter of 2012 was KRW 178 billion. This compares with a loss of KRW 145 billion in the fourth quarter of 2011 and operating loss of KRW 239 billion in the first quarter of 2011.

•

EBITDA in the first quarter of 2012 was KRW 812 billion, a decrease of 4% from KRW 849 billion in the fourth quarter of 2011 and a year-on-year increase of 41% from KRW 577 billion in the first quarter of 2011.

•	Net loss was KRW 129 billion in the first quarter of 2012 compared with net loss of KRW 6 billion in the fourth quarter of 2011 and net loss of KRW 115 billion in the first quarter of 2011.

“This quarter, LG Display established a base for strengthened competitiveness with an approach emphasizing differentiated products as well as new models,” said Mr. Sang Beom Han, CEO of LG Display. “With the foundation that we’ve laid and improved market situation, we expect to show better results and begin moving towards a turnaround in the second quarter. As always, LG Display will continue to lead the industry with its differentiated and world class products.”

The company shipped a total of 8.09 million square meters of net display area in the first quarter of 2012, a decrease of 4% quarter-on-quarter. During the first quarter, LG Display proactively prepared for activities to expand its portion of differentiated products and new models. Due to allocations for the initial output of newly developed products currently in production, output capacity was reduced temporarily; in turn, LG Display shipments in square meters decreased by approximately 4% compared to the previous quarter.

TFT-LCD panels for TVs, monitors, notebook PCs, tablet PCs and mobile applications accounted for 47%, 21%, 15%, 5% and 12%, respectively, on a revenue basis in the fourth quarter. The Average Selling Price decreased by approximately 2% to USD 669 compared to the fourth quarter of 2011.

With KRW 2,393 billion of cash and cash equivalents and 145% of liability to equity ratio as of March 31, 2012, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of March 31, 2012. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“LG Display expects total shipments to increase around 10 percent in the second quarter compared to the first quarter of 2012, and panel prices to increase slightly,” said James Jeong, CFO of LG Display. “As LG Display’s portion of differentiated products, including FPR 3D and panels for smart devices, continues to expand in an improving market situation with growing demand for new products from our customers, we expect a positive impact on our profitability. We’re highly committed to the goal of moving towards a turnaround in the second quarter.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 24, 2012, at 4 p.m. Korea Standard Time at the Auditorium(B1), Twin Towers, East Wing, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109441#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and six back-end assembly facilities in Korea, China and Poland. The company has a total of 56,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 24, 2012	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division